Cadbury plc

2009 Annual General Meeting

Cadbury plc yesterday held an Annual General Meeting, which all of the directors attended.

The Chairman welcomed the shareholders to the Meeting, and it was agreed that the Notice of Meeting would be taken as read. The Chairman commented on the strategic developments in 2008, share price performance and dividends proposed. The Chief Executive Officer elaborated on the Group’s progress in the year against the Vision into Action strategic plan.

The Chairman then explained that all resolutions this year would be voted on by a poll. The results of the voting by poll on the resolutions put to this meeting are listed below. All resolutions were passed by the required majority.

Annual General Meeting

	Resolution	For(*)		Against		Withheld(**)
		Votes	%	Votes	%	Votes
	To receive the
	Financial
	Statements for the
	year ended 31
	December 2008 and
	the Reports of the
	Directors and
1.	Auditors.	912,702,010	99.90	948,603	0.10	1,835,580

	To approve the 2008
	Final Dividend of
	11.1 pence per
	Ordinary Share to
	holders of Ordinary
	Shares registered
	at the close of
	business on 24
2.	April 2009.	915,087,546	99.98	153,317	0.02	248,610

	To approve the
	Directors’
	Remuneration Report
	contained in the
	2008 Annual Report
3.	and Accounts.	875,880,493	97.36	23,777,713	2.64	15,802,365

	To re-elect Roger
	Carr as a Director
4.	of the Company.	896,695,856	98.17	16,756,141	1.83	1,985,139

	To re-elect Todd
	Stitzer as a
	Director of the
5.	Company.	894,934,087	98.61	12,643,067	1.39	7,914,316

	To elect Baroness
	Hogg as a Director
6.	of the Company.	903,072,908	98.70	11,911,278	1.30	497,963

	To elect Colin Day
	as a Director of
7.	the Company.	902,061,972	98.59	12,904,222	1.41	513,956

	To elect Andrew
	Bonfield as a
	Director of the
8.	Company.	895,213,958	98.64	12,368,410	1.36	7,902,342

	To re-appoint
	Deloitte LLPas
	auditors of the
9.	Company.	902,739,883	99.73	2,422,785	0.27	10,311,605

	To authorise the
	Directors to
	determine the
	Auditors’
10.	remuneration.	911,588,142	99.79	1,932,007	0.21	1,953,672

	To authorise the
	Company and its
	subsidiaries to
	make political
	donations and to
	incur political
	expenditure up to a
	maximum aggregate
11.	amount of £100,000.	882,613,913	96.79	29,277,617	3.21	3,558,514

	To authorise the
	Directors to allot
	relevant
12.	securities.	811,279,699	89.14	98,887,208	10.86	4,301,540

	To authorise the
	Directors to make
	non pre-emptive
	share
13.	allotments.(***)	910,187,976	99.54	4,204,167	0.46	1,082,248

	To authorise the
	Company to make
	market purchases of
	its own Ordinary
14.	Shares.(***)	912,442,547	99.82	1,654,726	0.18	1,321,017

	To authorise the
	Company to call a
	general meeting at
	not less than 14
	clear days’
15.	notice.(***)	731,395,518	79.94	183,589,040	20.06	477,089

(*) (**) (***)	Includes those votes giving the Chairman discretion These votes are not counted towards the votes cast at the Annual General Meeting Special resolutions

J M Mills
Director of Group Secretariat
15 May 2009